

745 Seventh Avenue
New York, NY 10019
United States

August 18, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:  Registration Statement on Form F-4 (Registration No. 333-263841) and Proxy Statement (File No. 001-39860)

To whom it may concern:

Reference is made to the above-referenced (i) registration statement (as amended, the "Registration Statement") of Perfect Corp. (the "Perfect") under the Securities Act of 1933, as amended (the "Securities Act") and (ii) proxy statement (as amended, the "Proxy Statement") of Provident Acquisition Corp. (the "SPAC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case, with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction between Perfect and the SPAC (the "Transaction"). Barclays previously served as the SPAC's M&A financial advisor, co-placement agent and co-capital markets advisor.

This letter is to advise you that, effective as of today, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement and the Proxy Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction.

We are also enclosing our termination letter that was sent to the SPAC which recommends that the SPAC notify the investing public of Barclays resignation prior to the shareholder vote on the Transaction.

Accordingly, we hereby advise you and the SPAC, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement and the Proxy Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

      Sincerely,

      BARCLAYS CAPITAL INC.

      By: _____
      Name:  Andrew Garcia
      Title:  Managing Director

Encl.: Termination Letter dated August 18, 2022